Exhibit 99.1

NEWS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES UPDATED SURFACE DRILLING RESULTS AT THE BEAUFOR MINE.

MONTREAL, Quebec, Canada, September 21, 2010 – Richmont Mines Inc. (TSX – NYSE Amex : RIC), (“Richmont” or the “Company”) is pleased to provide results for its 8,551 metre surface drilling program recently completed at the Beaufor Mine. The objectives of the program were to verify the lateral and depth extensions of the 350 Zone (please see the press release dated March 23, 2010 for additional details), and to test the W Zone, a mineralized zone located between the 350 Zone and the 367 Zone.

Highlights:

  W Zone: 12.62 g/t Au over 1.4 metres, 14.09 g/t over 3.76 metres, 6.75 g/t Au over 5.51 metres and 34.25 g/t Au over 0.95 metres;

  An additional 7,000 metre drilling program is currently underway;

  Resource calculations for the 350, W and 367 Zones will be available at the beginning of 2011.

W Zone
Drilling in the W Zone confirmed the potential of this area by revealing several interesting intercepts including 12.62 g/t Au over 1.40 metres, 14.09 g/t Au over 3.76 metres, 6.75 g/t Au over 5.51 metres and 34.25 g/t Au over 0.95 metres. The W Zone is located at the hanging wall contact of a dioritic dyke cutting sheared mafic volcanics within the Bourlamaque batholite. These volcanics lie immediately south of the Beaufor fault, a major structure in the area that has controlled the formation of the gold rich quartz veins at the Beaufor mine. The W Zone runs parallel to the Beaufor fault zone (N115°E) and dips 65° to the southwest. Mineralisation consists of coarse pyrite and chalcopyrite in quartz and tourmaline veins ranging in width from 20 to 430 cm, locally native gold is observed. Considering the width and the dipping of the W Zone, it would be possible to develop this zone using a long hole mining method.

9 out of the 10 holes completed in this drill program successfully intersected the structure. 8 of these holes, drilled on the same section (800E) with a 25 metre spacing, confirm the vertical continuity of the zone over 150 metres. The following table details the drill results obtained to date.

Drill Results for W Zone(1)

Hole Number	Section	From depth of (metres)	To depth of (metres)	Core length (metres)	True width (metres)	Grade Au (g/t)	Grade Au (cut at 34.25 g/t)
80-40	8 00 E	155.00	156.90	1.90	1.40	21.80	12.62
80-42	8 00 E	86.60	91.60	2.00	1.42	2.20	2.20
80-43	8 00 E	180.70	182.40	1.70	1.23	0.02	0.02
80-44	8 00 E	132.60	137.90	5.30	3.76	29.69	14.09
80-45	8 00 E	66.30	70.50	4.20	3.26	8.20	4.12
80-46	8 00 E	28.00	34.10	6.10	5.51	27.89	6.75
80-47	8 00 E	105.90	108.80	2.90	1.90	0.94	0.94
80-48	8 00 E	49.00	50.10	1.10	0.95	69.10	34.25
90-76	9 00 E	241.30	242.60	1.30	0.91	1.05	1.05
95-32	9 50 E					No significant value
(1)	Please see the National Instrument 43-101 at the end of this release for full analysis details.

RICHMONT MINES ANNOUNCES UPDATED SURFACE DRILLING RESULTS AT THE BEAUFOR MINE
September 21, 2010

350 Zone
The recently completed drilling verified the lateral and depth extensions of 350 Zone. Results indicate that higher grades occur near the Beaufor fault, and confirm a more favourable sector over a strike length of 150 metres. Nevertheless, the potential of extension at depth is considered limited.

An additional 7,000 metres of drilling underway
At depths of less than 200 metres, the 350, W and 367 Zones are located along a corridor of approximately 1 km in length that is to the south-west of the Beaufor Mine shaft. Following the encouraging results recently obtained, Richmont has decided to carry out an additional 7,000 metres of drilling in order to further evaluate the resources of this sector. The objective of this program is to upgrade the confidence level of this area and eventually confirm proven and probable reserves in order to extend the mine life of the Beaufor Mine. As this diamond drilling program is currently underway, Richmont expects results to be available during the fourth quarter of 2010, and a subsequent resource calculation to be completed by the beginning of 2011.

Additional details about the Beaufor Mine
The 100%-owned Beaufor Mine is only 26 km from downtown Val-d’Or, Quebec, and has produced more than 1,000,000 ounces of gold.

Martin Rivard, President and CEO of Richmont, presenting at the Denver Gold Show
Martin Rivard, President and CEO of Richmont Mines Inc., will be presenting at this year’s Denver Gold Show on Tuesday, September 21, 2010 at 12:50 pm. The corresponding presentation can be found on the home page of the Company’s website (www.richmont-mines.com).

About Richmont Mines Inc.
Richmont Mines has produced over 1,000,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Regulation 43-101 (R 43-101)
The exploration program was conducted by qualified persons as defined by Regulation 43-101. Specifically, the program was overseen by Mr. Raynald Vincent, Eng., B.Sc.A, M.G.P. and by Mr. Daniel Adam, Geo., Ph.D., Exploration Manager, both qualified persons as defined by R 43-101, and employees of Richmont Mines Inc.

The analyses were conducted at the Lab-Expert laboratory in Rouyn-Noranda, Quebec, by means of fire assay fusion with atomic absorption (AA) or gravimetric finish. Richmont has a QA/QC program which includes the insertion of standard gold samples and blank samples in every samples shipment.

RICHMONT MINES ANNOUNCES UPDATED SURFACE DRILLING RESULTS AT THE BEAUFOR MINE
September 21, 2010

For more information, please contact:

Investor Relations:	Media Contact:
Jennifer Aitken	Ian Bolduc
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 224
E-mail: jaitken@richmont-mines.com	E-mail: ian.bolduc@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com